Exhibit 99.51

DHX MEDIA LTD.

Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 – Continuous

Disclosure Obligations (“NI 51-102”)

Following the Annual Meeting of Shareholders of DHX Media Ltd. (the “Company”) held on December 15, 2014 (the “Meeting”), in accordance with Section 11.3 of NI 51-102, the Company hereby advises of the following voting results obtained at the Meeting:

Items Voted Upon		Voting Result
1.	Election of Directors	The ten (10) nominees for Directors who were proposed by management of the Company were elected pursuant to a vote conducted by ballot.

		The votes were cast for each nominee as follows:

			For	Withheld
		Elizabeth Beale	99.94%	0.06%
		David Colville	99.94%	0.06%
		Sir Graham Day	99.91%	0.09%
		Michael Donovan	98.26%	1.74%
		Michael Hirsh	98.08%	1.92%
		Dana Landry	98.79%	1.21%
		Geoffrey Machum	99.95%	0.05%
		Robert Sobey	99.95%	0.05%
		Catherine Tait	98.59%	1.41%
		Donald Wright	99.56%	0.44%

2.	Appointment of PricewaterhouseCoopers LLP as the auditor of the Company and authorization of the Directors to fix the remuneration to be paid to the auditor	PricewaterhouseCoopers LLP were appointed as the Company’s auditor and the Directors were authorized to fix the remuneration to be paid to the auditors pursuant to a vote conducted by ballot;

		99.93% of the votes were cast in favour.

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